

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
764 Washington Boulevard
Baltimore, Maryland 21230

**Re: Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Filed October 29, 2010
File number 333-170215**

Dear Mr. Sterner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Operating results and …, Page 1

1. Please revise to disclose your net loss for the period ended June 30, 2010 and the income for the period ended December 31, 2009.

2. Revise to add bullets disclosing your increased emphasis on commercial real estate lending and discontinued speculative construction lending.

How We Determined the Offering Range, page 3

3. Please disclose the principal methods of choosing the peer group companies, in particular that a criteria for selection was earnings performance below the mean for all public thrifts.

4. Please clarify what you mean in the bold face statement on page 4 that the appraisal does not indicate market value. You say on page 3 that it is an estimate of pro forma market value.

Reasons for the Offering… , page 6

5. With consideration to disclosure in the filing, please advise us what part the pending change in regulation of the company played in the decision to do the offering at this time. We note that this is regularly given as the first, principal reason in other conversion filings.

Benefits of the Offering to Management, page 6

6. This is not the type of detailed information normally included in the summary. Please summarize this situation, including brief quantification. Move this information to the body of the text and provide appropriate reference at this heading.

Significant Loan losses… , page 14

7. Please quantify the mean ratio of reserves to nonperforming loans for the peer group, disclosed on page 52 of the appraisal as 40.2%.

8. Here, and in more detail in the MD&A section, please give your understanding of the underlying reasons for the rapidly increasing growth in nonperforming loans and your allowance for loan losses since 2008, particularly in the period ended June 30, 2010. Also discuss as warranted your market area description.

Selected Consolidated Financial…Data, page 23

9. The $317 income tax figure seems to be a benefit and require parenthesis. Please revise.

Market Area, page 36

10. Given that most of your lending is related to home ownership, please quantify any significant decline in home prices and sales in your market area.

Management's Discussion and Analysis, page 45
Operating Strategy, page 45

11. You say in the first paragraph on page 46 that you may add additional staff for commercial loan lending. On page 13 in the second paragraph you say you will add such staff. Please revise as appropriate.

Loan Activity, page 51

12. Please give the underlying reasons for the over 50% decline in loan originations for the six months ended June 30, 2010.

Analysis of Nonperforming and Classified Assets, page 64

13. On the bottom of page 65 we note your disclosure stating you occasionally modify loans to extend the terms but did not have any modified loans which are also referred to as troubled debt restructurings, as of June 30, 2010. However, on the bottom of page 39 you state you have extended the terms of two speculative construction loans as of June 30, 2010. Please explain to us and revise to explain why the extension of the terms on the speculative construction loans are not considered troubled debt restructurings. Also, please revise to state the specific nature of the concessions made.

14. As a related matter, in your disclosure on page 39, you state that two speculative construction loans were nonperforming as of June 30, 2010, and "[a]t June 30, 2010 all three remaining speculative construction loans, totaling $3.9 million, were performing in accordance with their terms." Please clarify to us and revise to disclose which construction loans are performing, which are not performing and which were granted extended terms.

Analysis and Determination of the Allowance for Loan Losses, page 68

15. We note your disclosure on page F-16 stating you had $2.2 million of impaired loans and no specific allowance allocated to these loans. We also note your disclosure on page 68 describing your threshold for individually reviewing loans and the fact that"[a]ny portion of the recorded investment in excess of the fair value of the collateral less the disposition costs is charged off against the allowance for loan loss." Please clarify to us and revise to explain if this disclosure means you do not record any allowance for specific loans and instead you charge off the excess of the fair value of the loan above its collateral to the general and unallocated allowance. We may have further comments upon review of your response.

16. Please revise to disclose your policy for charging off uncollectible loans, in accordance with ASC Topic 310-10-50-6(d).

17. On the bottom of page 68, you state at June 30, 2010, there were no loans that were delinquent or restructured or modified as the result of being underwritten with "little or no documentation." On page 38 you state that you do not offer and have not offered no-documentation loans. Please reconcile these statements and revise the document as needed.

Financial Statements, page F-2

18. Please note the updating requirements for the financial statements and related
    disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 2 – Investment Securities, page F-12

19. On page F-14 we note your disclosure stating effective December 31, 2009, you
    transferred all of the investment securities in your held-to-maturity portfolio to
    available for sale. Per ASC Topic 320-10-35-11, transfers from the held-to-maturity
    category should be rare, except for transfers due to changes in circumstances identified
    in ASC Topic 320-10-25-6(a)-(f). In accordance with ASC Topic 320-10-50-10(d),
    please revise the notes to the financial statements to disclose the circumstances leading
    to the decision to transfer the securities and the other required disclosures included in
    this Guidance.

20. We note your significant gross unrealized losses on your mortgage-backed securities as
    of December 31, 2008. However, we could not locate the table required by ASC Topic
    320-10-50-7 which should disclose the length of time of impairment as of December
    31, 2008. Please revise to include this table.

21. As a related matter, please provide us a detailed description of the other-than-temporary
    impairment analysis you performed on the mortgage-backed securities in unrealized
    loss positions as of December 31, 2008. Please identify all of the evidence you
    considered, explain the relative significance of each piece of evidence, and identify the
    primary evidence on which you relied to support a realizable value equal to or greater
    than the carrying value of the investment.

Exhibit 5.0 and 8.1

22. Please note that you will need to file a legality opinion and tax opinion, rather than
    forms of these opinions, prior to effectiveness.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney Advisor

By FAX to: Joel Rappoport
        FAX number 202-204-5620